REED’S, INC.
13000 South Spring Street
Los Angeles, California 90061
(310) 217-9400

June 23, 2009

John Reynolds
Assistant Director
Office of Beverages, Apparel and Healthcare Services
United States Securities and Exchange Commission
Division of Corporate Finance

RE:	Reed’s Inc.
Registration Statement on Form S-3/A
File No. 333-156908
Filed May 4, 2009

Dear Mr. Reynolds:

On behalf of Reed’s, Inc.  (the “Company” or “Reed’s”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated May 28, 2009.  We previously filed responses to  comments 7-9 concerning the Company’s annual report on Form 10K for the fiscal year ended December 31, 2008, filed March 27, 2009 ( “2008 10K”).  We have included responses to the Staff’s follow up comments with regards to the 2008 10K  which were included with the SEC’s letter dated June 5, 2009 concerning the Company’s shelf registration on Form S-3 (File No. 333-159298) (June 5, 2009 Letter”). We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

General

1.      We reissue comment one of our letter dated February 22, 2009, as it appears your registration statement remains incomplete with many blank spaces and missing terms as to your subscription rights offering. Please revise to include the missing terms as they become known.  Please be advised that we may have additional comments given the amount of missing information.

Response: We have revised our registration statement to include missing terms that have become known and will continue to do so.

2.      Please revise to provide the missing information to comply with Instruction 7 of Form S-3 regarding I.B.6.

Response:  We have revised to include the missing information to comply with Instruction 7 of Form S-3 regarding I.B.6.

3.      Please revise your registration statement in the appropriate places to clearly disclose whether the shares of common stock underlying your Series B Convertible Preferred Stock are unregistered securities and the consequences of their lack of registration.  Also, please revise to include an appropriate discussion of the dilutive effects caused upon conversion of the Series B Convertible Preferred Stock.  We may have further comment.

Response:  The shares of common stock underlying our Series B Convertible Preferred Stock are being registered hereunder.  We have revised our registration statement to include appropriate discussion of the dilutive effects caused upon conversion of the Series B Convertible Preferred Stock as well.

4.      Please advise us of the basis for your belief that this offering is eligible to be registered on Form S-3.  We may have further comment.

Response:  Reed’s satisfies the general requirements of eligibility to register securities under Instruction I.A of Form S-3.  With regards to transactional requirements, while Instruction I.B.4 provides for registration of rights offerings, this offering is a rights offering to be followed by a public offering and may be registered under Instruction I.B.6. of Form S-3 as a limited primary offering.  Reed’s satisfies the requirements of Instruction I.B.6 as follows:  (i) The aggregate market value of securities sold by or on behalf of Reed’s pursuant to Instruction I.B.6. during the period of 12 calendar months immediately prior to, and including, the sale will be no more than one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant; (ii)  Reed’s is not a shell company and has not been a shell company for at least 12 calendar months previously and (iii)  Reed’s common stock is listed and registered on the NASDAQ Capital Market.

Capitalization

5.      Your presentation of the “pro forma as adjusted” column is inappropriate.  See Rule 170 of the Securities Act of 1933.

Response:  We have removed the “pro forma as adjusted” column in accordance with Rule 170.

Exhibits

6.      Please file all missing exhibits with your next amendment,

Response:  We have included missing exhibits with this amendment.

2008 10K (comments 4-6 from June 5, 2009 Letter substituted for comments 7-9)

4.
We note that you filed a response letter on June 2, 2009 for your File no. 333156908 Form S-3/A to address the Controls and Procedures listed above in Comment three. We specifically note your response to comment 3A (comment 7 in our May 28, 2009 letter). We do not understand your response given the disclosure in your Form 10-K. We reissue our prior comment.

Reed’s, Inc.
June 23, 2009

Response: We intend to revise the disclosure in Item 9A to clearly differentiate between internal control over financial reporting and disclosure controls and procedures. Please see our proposed revised Item 9A, attached hereto as Exhibit A. Subject to the Staff’s approval, we intend to file an amendment to the Company’s Form 10-K to include the revised Item 9A.

5.
We note your response to comment 3B (comment 8 in our May 28, 2009 letter). Please incorporate your response to comment 3B in an amendment to the Form 10-K or tell us why you believe an amendment is not necessary.

Response: We intend to file an amendment to the Company’s Form 10-K to provide expanded disclosure in Item 9A of the remediation efforts by the Company to address material weaknesses related to its internal control over financial reporting.

6.
We note your response to comment 3C (comment 9 in our May 28, 2009 letter), please provide us in greater detail the basis for your belief that your disclosure controls and procedures are effective in light of your conclusion that your internal control over financial reporting is not effective. Please clearly indicate why your material weaknesses related to your internal control over financial reporting would not materially affect your disclosure controls and procedures. We may have further comment.

Our assessment of our internal control over financial reporting, as covered under Item 308T, resulted in the determination that we have several material weaknesses in our internal control over financial reporting, including deficiency in each of (i) in our disaster or backup of core business functions, (ii) our segregation of duties and (iii) our documented and reviewed system of internal control.

Our disclosure controls and procedures include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles.  However, our disclosure controls and procedures do not include certain components of internal control over financial reporting pertaining to the accurate recording of transactions and disposition of assets or to the safeguarding of assets. The particular components of internal control over financial reporting in which we detected material weaknesses; in our disaster or backup of core business functions; and our lack of segregation of duties; and our  lack of documented and reviewed system of internal control  are not components included in our disclosure controls and procedures.

_________

We hope that the information contained in this letter satisfactorily addresses the Staff’s comments.  Please do not hesitate to contact Ruba Qashu, Esq., Qashu & Schoenthaler LLP, by telephone at (949) 355-5405 or by facsimile at (866) 313-3040.

Sincerely, /s/ Christopher J. Reed Christopher J. ReedChief Executive Officer Reed’s, Inc.

 Reed’s, Inc.
June 23, 2009

EXHIBIT A

Proposed Revised Item 9A

Item 9A.   Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2008, the end of the period covered by this Annual Report on Form 10-K, we conducted an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Exchange Act). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2008, our disclosure controls and procedures were effective.

Disclosure controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, as amended, such as this report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Internal controls are procedures which are designed with the objective of providing reasonable assurance that our transactions are properly authorized, recorded and reported and our assets are safeguarded against unauthorized or improper use, to permit the preparation of our financial statements in conformity with generally accepted accounting principles.

We identified certain matters that constitute material weakness (as defined under the Public Company Accounting Oversight Board Auditing Standard No. 2) in our internal control over financial reporting as discussed on Management’s Report on Internal Control Over Financial Reporting below.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  Our internal control over financial reporting is a process, under the supervision of our Chief Executive Officer and Chief Financial Officer, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting include those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets;

•
provide reasonable assurance that our transactions are recorded as necessary to permit preparation of our financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and

Reed’s, Inc.
June 23, 2009

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal control over financial reporting may vary over time. Our system contains self monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

Our CEO and CFO conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Based upon that assessment, we have identified the following material weaknesses:

Insufficient disaster recovery or backup of core business functions

Inadequate backup of our critical data and software used by our business could cause loss of financial data and business interruptions, should a disaster occur.  We have implemented regular backup procedures for our data relating to our financial reporting, which include off-site storage.  We are planning to also install a remote server running the software programs used for our financial reporting processes, so that we can quickly recover our backup data and use it at a remote location, in the event of a disaster.  We anticipate this additional measure to be completed in the next quarter.

Lack of segregation of duties

We have limited staff in our corporate offices and, as such, there is a lack of segregation of duties.  With the resignation of our Chief Financial Officer in April 2008, our Chief Executive Officer assumed the duties of both President and Chief Financial Officer.  Many functions, including purchasing, accounts payable, bank reconciliations and month end closings, have not been adequately segregated.  In January 2009, we hired a Chief Financial Officer, adding to the management oversight of financial accounting processes.  We now have separate individuals performing purchasing, accounts payable processing, and bank reconciliations.  Our Chief Financial Officer supervises and reviews the month end closing process.  Our Chief Operating Officer oversees the cash disbursements.  Checks are signed by the Chief Executive Officer.  At this time, we believe that we have established adequate segregation of duties to the extent possible with our small staff size.  The close supervision and oversight by management also mitigates the remaining weakness in internal controls resulting from a lack of segregation of duties.

Lack of documented and reviewed system of internal control

We have an internal control weakness due to the lack of a documented and reviewed system of internal controls.  We have determined that to perform the processes and remediate this internal control deficiency, we will either need to engage an internal control consultant or reassign existing personnel.  We have started to enhance some of our key internal control systems surrounding inventory purchasing and control, and to document those changes; however, this process is on-going and the implementation of policies and procedures may take several quarters.

Reed’s, Inc.
June 23, 2009

As a result of the material weaknesses described above, management concluded that, as of December 31, 2008, we did not maintain effective internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework, issued by COSO.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Changes in Internal Controls Over Financial Reporting

During the year ended December 31, 2008, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Reed’s, Inc.
June 23, 2009